Exhibit 1

MTS Regains Compliance with NASDAQ Continued Listing Requirements

Ra’anana, Israel / River Edge, NJ, USA –April 26, 2016 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising and telecommunications expense management and billing solutions, today announced that it received a notice dated April 25, 2016 from the Listing Qualifications Department of the NASDAQ Stock Market Inc. indicating that for the 15 consecutive business days from April 4, 2016 to  April 22, 2016, the closing bid price of the Company’s Ordinary Shares were $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and the Company’s shares will remain listed on the NASDAQ Capital Market.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and Billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s Telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Company Contacts:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

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